Contact

www.linkedin.com/in/okdevries
(LinkedIn)

Top Skills

Marketing Strategy

Marketing

Business Strategy

Oscar de Vries

Founder of OSCAR - direct to consumer shave brand - and Grand Epreuve, a premium Formula One publication. Father of four, sometime racing driver and lifelong F1 fan. Running, cycling and Bikram yoga to hit the 100 mark.

Sydney, New South Wales, Australia

Summary

Father of four, caffeine, shaving & soccer aficionado. Started in mail order (too long ago), now living and breathing E-commerce.

I am the founder of OSCAR Brands, a direct-to-consumer business, selling razors and complementary skincare either on subscription or on demand.

By outsourcing assembly and fulfilment to our social enterprise partner Beehive Industries, we ensure that we seamlessly contribute to a great cause.

Beehive Industries is a not-for-profit social enterprise in Darlinghurst (Sydney) which tackles the isolation faced by Sydney Seniors, the long-term unemployed and people living with disability

By creating an inclusive environment, Beehive helps foster a sense of identity and self-worth, supporting physical and mental wellbeing, and providing a sense of purpose.

It is a cause close to my heart. As an only child, I saw my mother in the Netherlands spending the last few years of her life in complete social isolation after the sudden death of my father. Despite frequent trips back and forth home, there is no doubt in my mind that my mother would have hugely benefitted from a place like Beehive.

By partnering with Beehive, we are showing how business can combine Profit with Purpose.

Our mission now is to turn 'OSCAR' into America's most popular shave brand.... and beyond.

Stay tuned and safe. And don't forget to wash your hands...

―――――

Experience

Grand Epreuve magazine
Founder
February 2025 - Present (3 months)
Delaware, United States

OSCAR
Founder
November 2023 - Present (1 year 6 months)
Dover, Delaware, United States

OSCAR Natural
Owner
2003 - Present (22 years)
Sydney

FMCG - mens skincare products sold online and retail stores

F1 Racing magazine
Publisher
April 1997 - October 2003 (6 years 7 months)
Sydney, Australia

The world's biggest-selling Formula One magazine... when magazines were still a big thing.

Portland Marketing
Owner
1990 - 2003 (13 years)
Henley-on-Thames

Automotive products sold via mail order advertising in national newspapers and magazines, the 20th Century version of E-commerce.

Van Diemen

Single-seater racing

October 1984 - November 1989 (5 years 2 months)

London

Decided to pursue my childhood dream of becoming Formula One World Champion...

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Education

Erasmus Universiteit Rotterdam

Economics · (1980 - 1983)